EXHIBIT 2

	Number of Shares
Date	Purchased/(Sold)	Price per Share
October 7, 2005	1,800
October 10, 2005	5,700
October 18, 2005	500
October 24, 2005	26,600
November 4, 2005	25,000
December 6, 2005	207, 900